SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A
                                  (Rule 14d-1)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                                   -----------

                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                      (Names of Filing Persons (Offerors))
                                   -----------

                      Common Stock of the Series Designated
  Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)
                                   -----------

                                    257661108
                      (CUSIP Number of Class of Securities)

   David Frick, Esq.                                Joseph T. McLaughlin, Esq.
  Credit Suisse Group                           Credit Suisse First Boston, Inc.
Paradeplatz 8, P.O. Box 1                              11 Madison Avenue
CH-8070 Zurich, Switzerland                         New York, New York 10010
     41-1-212-1616                                     (212) 325-2000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                   -----------

                                    Copy to:
                             David W. Heleniak, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

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                      Transaction Valuation*                                             Amount of Filing Fee*
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
                         $13,436,952,750                                                     $2,687,390.55
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


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $90.00, the per share tender offer price, by 149,299,475, the sum of the 128,059,564 currently outstanding shares of Common Stock sought in the Offer and the 21,239,911 shares of Common Stock subject to options that will be vested as of August 31, 2000.

**       Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:             $2,687,390.55                         Filing Party:        Credit Suisse Group
                                                                                               Diamond Acquisition Corporation
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Form or Registration No.:           Schedule TO                           Date Filed:          September 8, 2000
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

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13c-4

|_| going-private transaction subject to Rule13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|


         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended on September 19, 2000 (the "Schedule TO"), by Diamond Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, par value $.10 per share (the "Shares"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"), at a purchase price of $90.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

         On September 29, 2000, the shareholders of CSG approved the CSG Shareholder Proposal by the requisite vote.

         On October 6, 2000, CSG issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on October 11, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on October 5, 2000. A copy of the press release with respect to the foregoing is filed herewith as Exhibit (a)(14) and is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

         Item 7 of the Schedule TO is hereby amended and supplemented to include the following information :

         9.  Financing of the Offer and the Merger.

         This section on page 20 is amended and restated as follows:

                  "The Offer is not conditioned upon CSG or Purchaser obtaining financing. The total amount of funds required by Purchaser to consummate the Offer and the Merger (excluding the purchase of Shares from the AXA Entities pursuant to the Stock Purchase Agreement and excluding the purchase of Shares which may become subject to the Offer as a result of the exercise of options after October 3, 2000 and prior to the Expiration Date) and to pay related fees and expenses is estimated to be approximately $4.5 billion plus legal and printing expenses and expenses of the Information Agent, Depositary and certain other expenses. Purchaser will obtain all necessary funds from CSG or certain of CSG's subsidiaries. CSG completed, on October 5, 2000, six separate euromarket offerings of debt securities issued by Credit Suisse Group Finance (U.S.) Inc., a direct wholly owned subsidiary of CSG, and guaranteed by CSG. The securities sold included senior and subordinated debt securities (the subordinated securities being guaranteed by CSG on a subordinated basis), at fixed and floating rates of interest, denominated in U.S. dollars, euro and sterling. The aggregate net proceeds from these completed offerings totaled approximately $3.89 billion. Copies of the terms and conditions of each of these issues of debt securities are filed herewith as Exhibits (b)(1), (b)(2), (b)(3), (b)(4), (b)(5) and (b)(6) and are
         incorporated herein by reference.

                  In addition, substantially all of the remaining funds necessary to consummate the Offer and the Merger (excluding the purchase of Shares from the AXA Entities pursuant to the Stock Purchase Agreement) will be raised through issuances of commercial paper by Credit Suisse First Boston, Inc., an indirect wholly owned subsidiary of CSG."

Item 11.  Additional Information

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

                  In addition to the three litigations described in the Offer to Purchase, five additional putative class actions regarding the transaction were filed after the Transaction was announced. The defendants in these actions are one or more of Donaldson, Lufkin & Jenrette, Inc., the AXA Entities, Credit Suisse Group, and/or their respective directors. The plaintiffs are owners of DLJdirect Common Stock or AXA stock. The complaints allege, among other things, breach of fiduciary duty. The plaintiffs seek, among other things, class certification, enjoining of the transaction, damages, and attorneys' fees and costs. Three of these additional actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County. One of these additional actions was filed in the Supreme Court of the State of New York, in New York County, and the other was filed in the United States District Court, in the Southern District of New York.

Item 12.  Materials to Be Filed as Exhibits

      (a)  (14) Press Release issued by CSG on October 6, 2000.

      (a) (15) Press Release issued by Credit Suisse Asset Management on October 6, 2000.

      (b) (1) Terms and Conditions of the Pound Sterling 250,000,000 7% Subordinated Guaranteed Bonds due 2020, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (2) Terms and Conditions of the Euro 500,000,000 6.625% Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (3) Terms and Conditions of the Euro 300,000,000 Step-up Callable Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (4) Terms and Conditions of the Euro 1,250,000,000 5.75% Guaranteed Notes due 2005, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (5) Terms and Conditions of the $750,000,000 Step-up Callable Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (6) Terms and Conditions of the $1,000,000,000 Floating Rate Guaranteed Notes due 2003, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                         DIAMOND ACQUISITION CORP.

                                         By       /s/ David P. Walker
                                                ---------------------------
                                                Name:   David P. Walker
                                                Title:  Vice President


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                         CREDIT SUISSE GROUP

                                         By       /s/ Richard E. Thornburgh
                                                ---------------------------
                                                Name:  Richard E. Thornburgh
                                                Title: Attorney-in-Fact


                                         By       /s/ Joseph T. McLaughlin
                                                ---------------------------
                                                Name:   Joseph T. McLaughlin
                                                Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

    Exhibit No.

      (a)  (1)  Offer to Purchase dated September 8, 2000.*

      (a)  (2)  Form of Letter of Transmittal.*

      (a)  (3)  Form of Notice of Guaranteed Delivery. *

      (a) (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

      (a) (5) Form of Letter from Brokers, Dealers Commercial Banks, Trust Companies and Nominees to Clients. *

      (a) (6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

      (a) (7) Summary Advertisement as published in The Wall Street Journal on September 8, 2000. *

      (a) (8) Joint Press Release issued by CSG and the Company on August 30, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on August 30, 2000).

      (a) (9) Letter to Shareholders of Credit Suisse Group, dated August 31, 2000, from Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).

      (a) (10) Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).

      (a) (11) Factsheets describing Donaldson, Lufkin & Jenrette, Inc., Credit Suisse First Boston, Inc. and Credit Suisse Group (incorporated by reference to exhibit 99.4 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).

      (a) (12) Speech delivered by Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group, and Richard E. Thornburgh, member of the Executive Board of Credit Suisse Group and Vice-Chairman of the Executive Board of Credit Suisse First Boston, to the shareholders of Credit Suisse Group at the Extraordinary General Meeting of the Shareholders of Credit Suisse Group held on September 29, 2000 (incorporated by reference to exhibit 99.5 of the Schedule TO-C filed by Credit Suisse Group on September 29, 2000).

      (a) (13) Press Release issued by Credit Suisse Group on September 29, 2000 (incorporated by reference to exhibit 99.6 of the Schedule TO-C filed by Credit Suisse Group on September 29, 2000).

      (a)  (14) Press Release issued by CSG on October 6, 2000.

      (a) (15) Press Release issued by Credit Suisse Asset Management on October 6, 2000.

      (b) (1) Terms and Conditions of the Pound Sterling 250,000,000 7% Subordinated Guaranteed Bonds due 2020, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (2) Terms and Conditions of the Euro 500,000,000 6.625% Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (3) Terms and Conditions of the Euro 300,000,000 Step-up Callable Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (4) Terms and Conditions of the Euro 1,250,000,000 5.75% Guaranteed Notes due 2005, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (5) Terms and Conditions of the $750,000,000 Step-up Callable Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (b) (6) Terms and Conditions of the $1,000,000,000 Floating Rate Guaranteed Notes due 2003, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.

      (d) (1) Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company. *

      (d) (2) Stock Purchase Agreement, dated as of August 30, 2000, among CSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium. *

      (d) (3) Employment Agreement, dated as of August 30, 2000, between Credit Suisse First Boston Corp. and Joe L. Roby (incorporated by reference to exhibit (e)(4) to the Schedule 14D-9 of the Company filed on September 8, 2000).

      (d) (4) Agreement, dated August 30, 2000, between Credit Suisse First Boston Corp. and Hamilton E James (incorporated by reference to exhibit (e)(5) to the Schedule 14D-9 of the Company filed on September 8, 2000).

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* Incorporated by reference to the Schedule TO filed by Credit Suisse Group and
  Diamond Acquisition Corp. on September 8, 2000.